BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) announces to its shareholders and the market in general that its Board of Directors, in the meeting held on January 31, 2019, approved the appointment of Mr. Ivan de Souza Monteiro to the position of Chief Financial and Investor Relations Officer, in substitution to Mr. Elcio Ito.

Between 2009 and 2015, Mr. Monteiro served as Vice-President of Financial Management and Investor Relations at Banco do Brasil, where he developed his career, having occupied executive roles in Brazil, Portugal and New York. Since 2015, he occupied the position of Chief Financial and Investor Relations Officer at Petrobras, acting as Chief Executive Officer of this company from June to December 2018. He also served as member of the Board of Directors of several companies, among them, Banco Votorantim, BV Participações, MAPFRE, Ultrapar, and BB Seguridade. He graduated in Electrical Engineering from the National Telecommunications Institute, in Minas Gerais, and holds an Executive MBA in Finance, from IBMEC/RJ, and an MBA in Management, from PUC/RJ.

Mr. Monteiro’s tenure will be conditional upon the authorization of the Public Ethics Commission of the Presidency of the Republic, as he occupied an executive position in a state-controlled company. As soon as the Commission concludes its analysis and informs the inexistence of conflict, the date of commencement of his term will be defined. During this period, Mr. Ito will help in the transition to the new executive, who will report to the Global Chief Operating Officer (COO) Lorival Luz, thereby maintaining the current organizational structure.

Mr. Ito leaves the Company to dedicate himself to projects of personal interest. BRF demonstrates its gratitude towards the enormous contribution made by Mr. Ito in his more than 8 years in leading roles at the Company, being the last 2 years in positions of vice-presidency, and expresses its sincere votes of success in his future endeavors.

São Paulo, February 05, de 2019.

Elcio Ito

Chief Financial and Investor Relations Officer